恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

05010727

82-1561

Our Ref.: HASE/TL/HL/04265

17th August, 2005

SUPPL

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Announcement
– Proposed privatisation of Henderson Cyber Limited by Henderson Investment Limited and The Hong Kong and China Gas Company Limited by way of a scheme of arrangement (the "Proposed Privatisation")

We enclose for your information a copy of the Company's announcement on 16th August, 2005 in relation to the Proposed Privatisation involving connected transactions of the Company, which is advertised in newspapers today.

Yours faithfully,

PROCESSED
AUG 25 2005
THOMSON FINANCIAL

Timon Liu
Company Secretary

Encl.

TL/pm

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED

Our Ref.: HASE/TL/HI/04265

17th August, 2005

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Announcement
– Proposed privatisation of Henderson Cyber Limited by the Company and The Hong Kong and China Gas Company Limited by way of a scheme of arrangement (the "Proposed Privatisation")

We enclose for your information a copy of the Company's announcement on 16th August, 2005 in relation to the Proposed Privatisation involving connected transactions of the Company, which is advertised in newspapers today.

Yours faithfully,

Timon Liu
Company Secretary

Encl.

TL/pm

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of Henderson Land Development Company Limited, Henderson Investment Limited, The Hong Kong and China Gas Company Limited and Henderson Cyber Limited.

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0012)

恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0097)

The Hong Kong and China Gas Company Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0003)

hendersoncyber

Henderson Cyber Limited
恒基數碼科技有限公司*
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 8023)

JOINT ANNOUNCEMENT

(1) PROPOSED PRIVATISATION OF HENDERSON CYBER LIMITED BY THE OFFEROR GROUP BY WAY OF A SCHEME OF ARRANGEMENT (UNDER SECTION 86 OF THE COMPANIES LAW)

(2) CONNECTED TRANSACTIONS FOR HENDERSON INVESTMENT LIMITED, THE HONG KONG AND CHINA GAS COMPANY LIMITED AND HENDERSON LAND DEVELOPMENT COMPANY LIMITED

(3) RESUMPTION OF TRADING IN SHARES OF HENDERSON CYBER LIMITED

Joint Financial Advisers to the Offeror Group

HSBC

CLSA
ASIA-PACIFIC MARKETS

SCHEME OF ARRANGEMENT

The respective directors of HIL, HKCG and HCL jointly announce that on 15 August 2005 the Offeror Group requested the board of directors of HCL to put forward a proposal to the Scheme Shareholders regarding a proposed privatisation of HCL by way of a scheme of arrangement under Section 86 of the Companies Law.

The Offeror Group proposes that the Scheme Shares will be cancelled in exchange for HK$0.42 in cash for each Scheme Share. Under the Scheme, the total consideration payable for the Scheme Shares will be payable as to 78.69% by HIL and 21.31% by HKCG. The Cancellation Price per Scheme Share will not be increased, and the Offeror Group does not reserve the right to do so.

The Cancellation Price represents a premium of approximately 180.00% to the audited consolidated net asset value per Share of approximately HK$0.15 as at 30 June 2004, a premium of approximately 90.91% over the closing price of HK$0.22 per Share as quoted on GEM on 11 August 2005 (being the last full trading day in the Shares prior to the suspension of trading in the Shares pending the issue of this announcement) and a premium of approximately 110.00% over the average closing price of approximately HK$0.20 per Share based on the daily closing prices as quoted on GEM over the 10 trading days up to and including 11 August 2005. The Proposal will be implemented by way of the Scheme. The listing of the Shares on GEM will be withdrawn following the effective date of the Scheme upon which HCL will be indirectly owned by HIL as to approximately 78.69% (and thus will remain an indirect non-wholly owned subsidiary of HIL) and by HKCG as to approximately 21.31%. The Proposal is conditional upon the fulfilment or waiver, as applicable, of the conditions as described in the section headed "Conditions of the Proposal" below. All the conditions will have to be fulfilled or waived, as applicable, on or before 28 February 2006 or such later date as the Offeror Group and HCL may agree or, to the extent applicable, as the Grand Court may direct, failing which the Scheme will lapse.

As at the Announcement Date, the Scheme Shareholders were interested in 764,086,384 Shares, representing approximately 15.28% of the issued share capital of HCL.

As at the Announcement Date, there were no outstanding derivatives, options, warrants or convertible securities in respect of Shares issued by HCL.

The amount of cash required for the Proposal is approximately HK$320.92 million, of which approximately HK$252.53 million will be payable by HIL and approximately HK$68.39 million will be payable by HKCG. Each of HIL and HKCG intends to finance the cash required for the Proposal from internal resources and / or bank borrowings. HSBC and CLSA, the joint financial advisers to each of HIL and HKCG, are satisfied that sufficient financial resources are available to each of HIL and HKCG for the implementation of the Proposal.

SHAREHOLDING IN HCL

As at the Announcement Date, HIL held through its wholly-owned subsidiaries 3,333,213,616 Shares, representing approximately 66.67% of the issued share capital of HCL and HKCG held through its wholly-owned subsidiaries 902,700,000 Shares, representing approximately 18.05% of the issued share capital of HCL. Such Shares will not form part of the Scheme Shares and will not be voted at the Court Meeting. As HLD is the controlling shareholder of HIL; Dr. Lee Shau Kee is a director of HLD, HIL, HKCG and HCL; Fu Sang is 100% owned by a unit trust and Dr. Lee Shau Kee is taken to be interested in Shares owned by Fu Sang under the SFO; Mr. Lee King Yue, Mr. Ho Wing Fun and Mr. Lee Tat Man are directors of HLD and HIL; The Hon. Lo Tak Shing and Mr. Leung Sing are directors of HLD; accordingly, they are presumed to be parties acting in concert with the Offeror Group under the Takeovers Code. HLD, Dr. Lee Shau Kee, Fu Sang, Mr. Lee King Yue, Mr. Ho Wing Fun, Mr. Lee Tat Man, The Hon. Lo Tak Shing and Mr. Leung Sing collectively are, as at the Announcement Date, interested in 9,264,568 Shares, representing approximately 0.19% of the issued share capital of HCL.

As at the Announcement Date, and subject to Note 1 to Rule 3.5, HSBC and other members of its group are deemed to be acting in concert with the Offeror Group under the Takeovers Code and HSBC was interested in 50,152,000 Shares, representing approximately 1.00% of the issued share capital of HCL. As at the Announcement Date, and subject to Note 1 to Rule 3.5, CLSA and other members of its group which are deemed to be acting in concert with the Offeror Group under the Takeovers Code did not hold any Shares.

DISPATCH OF SCHEME DOCUMENT

A scheme document of HCL containing, inter alia, further details of the Proposal and the Scheme, the expected timetable, an explanatory statement as required under the Companies Law and the Rules of the Grand Court, information regarding HCL, HIL and HKCG, recommendations from the independent board committee of HCL with respect to the Proposal and the Scheme and the advice of the independent financial adviser to the independent board committee of HCL, a notice of the Court Meeting and a notice of the extraordinary general meeting of HCL, will be dispatched to the Shareholders as soon as practicable and in compliance with the requirements of the Takeovers Code.

SUSPENSION AND RESUMPTION OF TRADING

At the request of HCL, trading in the Shares on GEM was suspended from 2:30 p.m. on 12 August 2005, pending the issue of this announcement. Application has been made by HCL to the Stock Exchange for the resumption of trading in the Shares on GEM with effect from 9:30 a.m. on 17 August 2005.

Shareholders of HCL and/or potential investors should be aware that the implementation of the Proposal and the Scheme is subject to the conditions as set out below being fulfilled or waived, as applicable, and thus the Proposal and the Scheme may or may not become effective. They should therefore exercise caution when dealing in the Shares.

INTRODUCTION

On 15 August 2005, HIL and HKCG jointly requested the board of directors of HCL to put forward a proposal to the Scheme Shareholders regarding a proposed privatisation of HCL by way of a scheme of arrangement under Section 86 of the Companies Law. HIL is the controlling shareholder of HCL, holding through its wholly-owned subsidiaries approximately 66.67% of the issued share capital of HCL as at the Announcement Date, and HKCG is a substantial shareholder of HCL, holding through its wholly-owned subsidiaries approximately 18.05% of the issued share capital of HCL as at the Announcement Date.

TERMS OF THE PROPOSAL

The Scheme will provide that the Scheme Shares be cancelled and, in consideration thereof, each Scheme Shareholder will be entitled to receive HK$0.42 in cash for each Scheme Share held. The Cancellation Price per Scheme Share will not be increased, and the Offeror Group does not reserve the right to do so. Under the Scheme, the total consideration payable for the Scheme Shares will be payable as to 78.69% by HIL and 21.31% by HKCG.

The Cancellation Price of HK$0.42 per Scheme Share represents:

- a premium of approximately 180.00% to the audited consolidated net asset value per Share of approximately HK$0.15 as at 30 June 2004;
- a premium of approximately 90.91% over the closing price of HK$0.22 per Share as quoted on GEM on 11 August 2005 (being the last full trading day in the Shares prior to the suspension of trading in the Shares pending the issue of this announcement);
- a premium of approximately 110.00% over the average closing price of approximately HK$0.20 per Share based on the daily closing prices as quoted on GEM over the 10 trading days up to and including 11 August 2005;
- a premium of approximately 110.00% over the average closing price of approximately HK$0.20 per Share based on the daily closing prices as quoted on GEM over the 30 trading days up to and including 11 August 2005;

- a premium of approximately 110.00% over the average closing price of approximately HK$0.20 per Share based on the daily closing prices as quoted on GEM over the 60 trading days up to and including 11 August 2005; and
- a premium of approximately 100.00% over the average closing price of approximately HK$0.21 per Share based on the daily closing prices as quoted on GEM over the 180 trading days up to and including 11 August 2005.

On the basis of the Cancellation Price, which was arrived at on an arm's length and commercial basis after taking into account the above and with reference to other privatisation transactions in the past few years, the Proposal values the entire issued share capital of HCL as at the Announcement Date at approximately HK$2,100.00 million. The amount of cash required for the Proposal is approximately HK$320.92 million, of which approximately HK$252.53 million will be payable by HIL and approximately HK$68.39 million will be payable by HKCG. Each of HIL and HKCG intends to finance the cash required for the Proposal from internal resources and / or bank borrowings. HSBC and CLSA, the Offeror Group's joint financial advisers, are satisfied that sufficient financial resources are available to each of HIL and HKCG for the implementation of the Proposal.

CONDITIONS OF THE PROPOSAL

The Scheme will become effective and binding on HCL and all Shareholders subject to the fulfilment or waiver (as applicable) of the following conditions:

(a) the approval of the Scheme by a majority in number of the Independent Shareholders at the Court Meeting, provided that:

  (i) the Scheme is approved (by way of poll) by Independent Shareholders present and voting either in person or by proxy at the Court Meeting holding not less than three-fourths in nominal value of those Shares that are voted either in person or by proxy by the Independent Shareholders at the Court Meeting; and

  (ii) the Scheme is not disapproved (by way of poll) by Independent Shareholders at the Court Meeting holding more than 10% in value of all the Shares held by the Independent Shareholders;

(b) the passing of a special resolution to approve and give effect to the reduction of the share capital of HCL as a result of the Scheme by a majority of not less than three-fourths of the votes cast by the Shareholders present and voting in person or by proxy at a general meeting of HCL;

(c) the Grand Court's sanction of the Scheme (with or without modifications) and its confirmation of the reduction of the share capital of HCL, and the delivery to the Registrar of Companies in the Cayman Islands of a copy of the order of the Grand Court for registration;

(d) compliance, to the extent necessary, with the procedural requirements of Section 15 of the Companies Law and compliance with any conditions imposed under Section 16 of the Companies Law in each case in relation to the reduction of the issued share capital of HCL;

(e) all Authorisations in connection with the Proposal having been obtained or made from, with or by (as the case may be) the Relevant Authorities, in the Cayman Islands and/or Hong Kong and/or any other relevant jurisdictions;

(f) all Authorisations remaining in full force and effect without variation, and all necessary statutory or regulatory obligations in all relevant jurisdictions having been complied with and no requirement having been imposed by any Relevant Authorities which is not expressly provided for, or is in addition to requirements expressly provided for, in relevant laws, rules, regulations or codes in connection with the Proposal or any matters, documents (including circulars) or things relating thereto, in each aforesaid case up to and at the time when the Scheme becomes effective;

(g) all necessary consents which may be required under any existing contractual obligations of HCL being obtained; and

(h) if required, the obtaining by HIL and HKCG of such other necessary consent, approval, authorisation, permission, waiver or exemption which may be required from any Relevant Authorities or other third parties which are necessary or desirable for the performance of the Scheme under the applicable laws and regulations.

The Offeror Group reserves the right to waive conditions (e), (f), (g) and (h) either in whole or in part in respect of any particular matter. Conditions (a) to (d) cannot be waived in any event. All of the above conditions will have to be fulfilled or waived, as applicable, on or before 28 February 2006 (or such later date as Offeror Group and HCL may agree or, to the extent applicable, as the Grand Court may direct), failing which the Scheme will lapse.

Warning:

Shareholders of HCL and/or potential investors should be aware that the implementation of the Proposal and the Scheme is subject to the conditions as set out above being fulfilled or waived, as applicable, and thus the Proposal and the Scheme may or may not become effective. They should therefore exercise caution when dealing in the Shares.

SHAREHOLDING STRUCTURE

The table below sets out the shareholding structure of HCL as at the Announcement Date and immediately upon completion of the Proposal:

Shareholders	As at the Announcement Date Number of Shares	%	Upon Completion of the Proposal *(note 6)* Number of Shares	%
HIL Group	3,333,213,616	66.67	3,333,213,616	78.69
HKCG Group	902,700,000	18.05	902,700,000	21.31
HLD *(notes 1 & 6)*	9,054,403	0.18	—	—
Dr. Lee Shau Kee *(notes 2 & 6)*	201,973	0.01	—	—
Mr. Lee King Yue *(notes 3 & 6)*	5,383	0.00	—	—
Mr. Lee Tat Man *(notes 4 & 6)*	33	0.00	—	—
Mr. Ho Wing Fun *(notes 4 & 6)*	5	0.00	—	—
The Hon. Lo Tak Shing *(notes 5 & 6)*	2,021	0.00	—	—
Mr. Leung Sing *(notes 5 & 6)*	750	0.00	—	—
HSBC *(note 7)*	50,152,000	1.00	—	—
Sub-total	4,295,330,184 *(note 8)*	85.91	4,235,913,616	100.00
Independent Shareholders	704,669,816	14.09	—	—
Total	5,000,000,000	100.00	4,235,913,616	100.00

Notes:

1. Controlling shareholder of HIL and therefore is presumed to be a party acting in concert with the Offeror Group under the Takeovers Code. The figures exclude HLD's interests in the Shares in which HIL and HKCG are interested.

2. A director of HLD, HIL, HKCG and HCL and therefore is presumed to be a party acting in concert with the Offeror Group under the Takeovers Code. The figures include Dr. Lee Shau Kee's personal interests and deemed interests through Fu Sang in the Shares but exclude his deemed interest in the Shares in which HLD, HIL or HKCG are interested.

3. A director of HLD and HIL and therefore is presumed to be a party acting in concert with the Offeror Group under the Takeovers Code. The figures include his personal interests and family interests.

4. A director of HLD and HIL and therefore is presumed to be a party acting in concert with the Offeror Group under the Takeovers Code.

5. A director of HLD and therefore is presumed to be a party acting in concert with the Offeror Group under the Takeovers Code.

6. All of the Shares in which HLD, Dr. Lee Shau Kee, Fu Sang, Mr. Lee King Yue, Mr. Lee Tat Man, Mr. Ho Wing Fun, The Hon. Lo Tak Shing and Mr. Leung Sing are respectively interested as set out in this table will form part of the Scheme Shares.

7. A joint financial adviser to the Offeror Group and therefore is presumed to be a party acting in concert with the Offeror Group under the Takeovers Code.

8. The figure represents the aggregate shareholding of Offeror Group and parties acting in concert with Offeror Group under the Takeovers Code.

Following the effective date of the Scheme and the withdrawal of listing of the Shares on GEM, HCL will be indirectly owned by HIL as to approximately 78.69% (and thus will remain an indirect non-wholly owned subsidiary of HIL) and by HKCG as to approximately 21.31%.

As at the Announcement Date, there were no outstanding derivatives, options, warrants or convertible securities in respect of Shares issued by HCL.

REASONS FOR AND BENEFITS OF THE PROPOSAL

For Scheme Shareholders

The trading volume of the Shares has been thin, resulting in the low liquidity of the Shares. The average daily trading volume for the past 6 months up to and including 11 August 2005 (being the last full trading day in the Shares prior to the suspension of trading in the Shares pending the issue of this announcement) of approximately 55,884 Shares was approximately 0.01% of the free float of the Shares trading on GEM. Given the low liquidity of the Shares traded on GEM, the respective directors of HIL and HKCG are of the opinion that there is currently limited exit potential for the Scheme Shareholders.

Since HIL and HKCG already own approximately 84.72% of HCL as at the Announcement Date, the directors of HIL and HKCG believe that it is unlikely that the Scheme Shareholders will receive any other general offer from a third party to acquire the Scheme Shares, as such offer would not succeed without the approval of HIL and HKCG. In addition, Shareholders should note that no discussions have taken place (or are taking place) with any third party regarding the disposal of any of the Shares held by HIL and HKCG and HIL and HKCG have no intention of discontinuing HCL's businesses.

As the Cancellation Price represents a premium of approximately 110.00% over the 10-day, 30-day and 60-day approximate average closing price per Share as detailed above in the announcement, and a premium of approximately 180.00% to the audited consolidated net asset value per Share of approximately HK$0.15 as at 30 June 2004, the directors of HIL and HKCG believe that the Proposal will provide an opportunity for all Scheme Shareholders to realise their investments in HCL at a price significantly above the prevailing market price of the Shares and at a significant premium to the net asset value attributable to each Share.

For HIL

Given the low liquidity of the Shares, the directors of HIL believe that HCL's ability to raise funds from the equity markets is currently limited and any significant improvement in this regard in the foreseeable future is unlikely. As HCL's listing status does not provide it with a viable fund-raising avenue for its business, the directors of HIL consider that the costs and management resources associated with the maintenance of HCL's listing on GEM and its publicly listed status are no longer warranted.

HIL is also aware of the uncertain outlook for the existing businesses of HCL. The internet, telecommunications and high technology industries are fast changing and subject to intense competition. HIL accordingly considers that the Proposal is in the interests of HIL and its shareholders as it will bring about more flexibility to take the businesses of HCL forward in an efficient and sustainable manner.

For HKCG

Given the low liquidity of the Shares, the directors of HKCG believe that HCL's ability to raise funds from the equity markets is currently limited and any significant improvement in this regard in the foreseeable future is unlikely. As HCL's listing status does not provide it with a viable fund-raising avenue for its business, the directors of HKCG consider that the costs and management resources associated with the maintenance of HCL's listing on GEM and its publicly listed status are no longer warranted.

HKCG is also aware of the uncertain outlook for the existing businesses of HCL. The internet, telecommunications and high technology industries are fast changing and subject to intense competition. HKCG accordingly considers that the Proposal is in the interests of HKCG and its shareholders as it will bring about more flexibility to take the businesses of HCL forward in an efficient and sustainable manner.

INFORMATION ON HCL

HCL is a company incorporated in the Cayman Islands with limited liability, whose shares have been listed on GEM since 14 July 2000. The principal business activities of the HCL Group are internet services, merchandising services, data centre services, intelligent building services and information technology investments.

A summary of the consolidated results of HCL for the two financial years ended 30 June 2003 and 30 June 2004, for the six months ended 31 December 2004 and for the nine months ended 31 March 2005 is set out below:

	For the nine months ended	**For the six months ended**	**For the year ended**	
	31/03/2005	**31/12/2004**	**30/6/2004**	**30/6/2003**
	(unaudited)	*(unaudited)*	*(audited)*	*(audited)*
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	62,721	41,990	87,341	83,751
Loss from ordinary activities before taxation	(4,302)	(4,046)	(19,115)	(17,025)
Loss from ordinary activities after taxation (but before minority interests)	(4,302)	(4,046)	(19,115)	(17,025)
Loss attributable to Shareholders	(4,302)	(4,046)	(17,818)	(17,011)

As at 30 June 2004, both the audited consolidated net assets and the audited consolidated net tangible assets of HCL were approximately HK$760.02 million or approximately HK$0.15 per Share.

INFORMATION ON HLD, HIL AND HKCG

HLD is incorporated in Hong Kong with limited liability, and its shares are listed on the main board of the Stock Exchange. The principal activities of the HLD Group are property development and investment, finance, building construction, infrastructure, hotel operation, department store operation, project management, investment holding and property management.

HIL is incorporated in Hong Kong with limited liability, and its shares are listed on the main board of the Stock Exchange. HIL, through its wholly-owned subsidiaries, held an approximately 66.67% interest in the issued share capital of HCL as at the Announcement Date. The principal activities of the HIL Group are property development and investment, investment holding, infrastructure, department store operation, security guard services, hotel operation and information technology development.

HKCG is incorporated in Hong Kong with limited liability, and its shares are listed on the main board of the Stock Exchange. HKCG, through its wholly-owned subsidiaries, held an approximately 18.05% interest in the issued share capital of HCL as at the Announcement Date. The principal activities of the HKCG Group are the production, distribution and marketing of gas and related activities. As at the Announcement Date, HIL held approximately 37.15% of HKCG.

WITHDRAWAL OF LISTING OF THE SHARES

Upon the Scheme becoming effective, all Scheme Shares will be cancelled and the share certificates for the Scheme Shares will thereafter cease to have effect as documents or evidence of title. HCL will apply to the Stock Exchange for the withdrawal of the listing of the Shares on GEM immediately following the effective date of the Scheme. The Scheme Shareholders will be notified by way of a press announcement of the exact dates of the last day for dealing in the Shares and on which the Scheme and the withdrawal of the listing of the Shares on GEM will become effective. A detailed timetable of the Scheme will be included in the scheme document, which will also contain, inter alia, further details of the Scheme.

The listing of Shares on GEM will not be withdrawn if the Scheme is not approved or lapses.

OVERSEAS SHAREHOLDERS

The making of the Proposal to Shareholders not resident in Hong Kong may be subject to the laws of the relevant jurisdictions. Such Shareholders should inform themselves appropriately and observe any applicable legal or regulatory requirements. It is the responsibility of any overseas Shareholders wishing to accept the Proposal to satisfy themselves as to the full

observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction.

LISTING RULES IMPLICATION ON HIL

The Shares in which HLD, Dr. Lee Shau Kee, Fu Sang, Mr. Lee King Yue, Mr. Ho Wing Fun and Mr. Lee Tat Man are interested as at the Announcement Date have an aggregate value of approximately HK$3.89 million based on the Cancellation Price. As HLD, Dr. Lee Shau Kee, Fu Sang, Mr. Lee King Yue, Mr. Ho Wing Fun and Mr. Lee Tat Man are connected persons of HIL, therefore the payment by HIL of 78.69% of the Cancellation Price of approximately HK$3.06 million to them in consideration for the cancellation of their interests in HCL constitutes a connected transaction for HIL under the Listing Rules. However, since with respect to the aggregate consideration payable by HIL to such connected persons of approximately HK$3.06 million, each of the Applicable Percentage Ratios is less than 0.1%, HIL is exempt from all the reporting, announcement and independent shareholders' approval requirements in Chapter 14A of the Listing Rules in relation to such transaction.

The Proposal involves an arrangement between HIL and HKCG for payment by HIL and HKCG of 78.69% and 21.31% respectively of the total consideration payable for the Scheme Shares. Entering into the Joint Arrangement will constitute a connected transaction for HIL as HKCG is a connected person of HIL. However, since with respect to the aggregate consideration payable by HIL under the Joint Arrangement of approximately HK$252.53 million, each of the Applicable Percentage Ratios is less than 2.5%, HIL is only subject to the reporting and announcement requirements, but exempt from the independent shareholders' approval requirements, in Chapter 14A of the Listing Rules in relation to such transaction.

LISTING RULES IMPLICATION ON HKCG

The Shares in which HLD, Dr. Lee Shau Kee and Fu Sang are interested as at the Announcement Date have an aggregate value of approximately HK$3.89 million based on the Cancellation Price. As HLD, Dr. Lee Shau Kee and Fu Sang are connected persons of HKCG, therefore the payment by HKCG of 21.31% of the Cancellation Price of approximately HK$0.83 million to them in consideration for the cancellation of their interests in HCL constitutes a connected transaction for HKCG under the Listing Rules. However, since with respect to the aggregate consideration payable by HKCG to such connected persons of approximately HK$0.83 million, each of the Applicable Percentage Ratios is less than 0.1%, HKCG is exempt from all the reporting, announcement and independent shareholders' approval requirements in Chapter 14A of the Listing Rules in relation to such transaction.

Entering into the Joint Arrangement will constitute a connected transaction for HKCG as HIL is a connected person of HKCG. However, since with respect to the aggregate consideration payable by HKCG under the Joint Arrangement of approximately HK$68.39 million, each of the Applicable Percentage Ratios is less than 2.5%, HKCG is only subject to the reporting and announcement requirements, but exempt from the independent shareholders' approval requirements, in Chapter 14A of the Listing Rules in relation to such transaction.

The acquisition by HKCG of Scheme Shares from non-connected persons under the Scheme constitutes a connected transaction for HKCG as it is acquiring interests in a company, being HCL, where a substantial shareholder of that company, being HIL, is a controller of HKCG. However, since with respect to the aggregate consideration payable by HKCG to non-connected persons of approximately HK$67.56 million, each of the Applicable Percentage Ratios is less than 2.5%, HKCG is only subject to the reporting and announcement requirements, but exempt from the independent shareholders' approval requirements, in Chapter 14A of the Listing Rules in relation to such transaction.

LISTING RULES IMPLICATION ON HLD

The Shares in which Dr. Lee Shau Kee, Mr Lee King Yue, Fu Sang, Mr. Lee Tat Man, Mr. Ho Wing Fun, The Hon. Lo Tak Shing and Mr. Leung Sing are interested as at the Announcement Date have an aggregate value of approximately HK$88,269 based on the Cancellation Price. As Dr. Lee Shau Kee, Fu Sang, Mr. Lee King Yue, Mr. Lee Tat Man, Mr. Ho Wing Fun, The Hon. Lo Tak Shing and Mr. Leung Sing are connected persons of HLD, the payment by HIL, being a subsidiary of HLD, of 78.69% of the Cancellation Price of approximately HK$69,459 to them in consideration for the cancellation of their interests in HCL constitutes a connected transaction for HLD under the Listing Rules. However, since with respect to the aggregate consideration payable by HIL to such connected persons of approximately HK$69,459, each of the Applicable Percentage Ratios is less than 0.1%, HLD is exempt from all the reporting, announcement and independent shareholders' approval requirements in Chapter 14A of the Listing Rules in relation to such transaction.

As the Proposal involves HKCG paying approximately 21.31% of the Cancellation Price to HLD, it will prima facie constitute a connected transaction for HLD with HKCG as HKCG is a connected person of HLD (being a substantial shareholder of a subsidiary (HCL) of HLD). However as each of the Applicable Percentage Ratios is less than 0.1%, HLD is exempt from all the reporting, announcement and independent shareholders' approval requirements in Chapter 14A of the Listing Rules in relation to such transaction.

The Proposal also involves an arrangement between HIL and HKCG for payment by HIL and HKCG of 78.69% and 21.31% respectively of the total consideration payable for the Scheme Shares. Entering into the Joint Arrangement will constitute a connected transaction for HLD as it involves a transaction between a connected person of HLD (HKCG) and a subsidiary of HLD (HIL). However, since with respect to the aggregate consideration payable by HIL under the Joint Arrangement of approximately HK$252.53 million, each of the Applicable Percentage Ratios is less than 2.5%, HLD is only subject to the reporting and announcement requirements, but exempt from the independent shareholders' approval requirements, in Chapter 14A of the Listing Rules in relation to such transaction.

MEETINGS AND SCHEME SHARES

As at the Announcement Date, HIL held through its wholly-owned subsidiaries 3,333,213,616 Shares, representing approximately 66.67% of the issued share capital of HCL and HKCG held through its wholly-owned subsidiaries 902,700,000 Shares, representing approximately 18.05% of the issued share capital of HCL. Such Shares will not form part of the Scheme Shares and will not be voted at the Court Meeting. As HLD is the controlling

shareholder of HIL; Dr. Lee Shau Kee is a director of HLD, HIL, HKCG and HCL; Fu Sang is 100% owned by a unit trust and Dr. Lee Shau Kee is taken to be interested in Shares owned by Fu Sang under the SFO; Mr. Lee King Yue, Mr. Ho Wing Fun and Mr. Lee Tat Man are directors of HLD and HIL; The Hon. Lo Tak Shing and Mr. Leung Sing are directors of HLD; accordingly, they are presumed to be parties acting in concert with the Offeror Group under the Takeovers Code. HLD, Dr. Lee Shau Kee, Fu Sang, Mr. Lee King Yue, Mr. Ho Wing Fun, Mr. Lee Tat Man, The Hon. Lo Tak Shing and Mr. Leung Sing collectively are, as at the Announcement Date, interested in 9,264,568 Shares, representing approximately 0.19% of the issued share capital of HCL.

HLD, Dr. Lee Shau Kee, Fu Sang, Mr. Lee King Yue, Mr. Ho Wing Fun and Mr. Lee Tat Man will abstain from voting on the Scheme at the Court Meeting of HCL to approve and give effect to the Scheme, but the Shares held by them will form part of the Scheme Shares.

As at the Announcement Date, and subject to Note 1 to Rule 3.5, HSBC and other members of its group are deemed to be acting in concert with the Offeror Group under the Takeovers Code and HSBC was interested in 50,152,000 Shares, representing approximately 1.00% of the issued share capital of HCL. As at the Announcement Date, and subject to Note 1 to Rule 3.5, CLSA and other members of its group which are deemed to be acting in concert with the Offeror Group under the Takeovers Code did not hold any Shares.

HIL and HKCG have indicated that if the Scheme is approved at the Court Meeting, those Shares held by them or their respective wholly-owned subsidiaries will be voted in favour of the special resolution to be proposed at the extraordinary general meeting to approve the relevant reduction of the share capital of HCL as a result of the Scheme.

SUSPENSION AND RESUMPTION OF TRADING

At the request of HCL, trading in the Shares on GEM was suspended from 2:30 p.m. on 12 August 2005, pending the issue of this announcement. Application has been made by HCL to the Stock Exchange for the resumption of trading in the Shares on GEM with effect from 9:30 a.m. on 17 August 2005.

GENERAL

The Offeror Group has appointed HSBC and CLSA as its joint financial advisers in connection with the Proposal. An independent board committee of HCL will be established to advise the Independent Shareholders in connection with the Proposal. An independent financial adviser will be appointed to advise the independent board committee of HCL in connection with the Proposal and the Scheme. An announcement will be made by HCL after the establishment of the independent board committee and the appointment of the independent financial adviser to advise its independent board committee.

Dr. Lee Shau Kee, through interests in HIL held by HLD and his personal and other deemed interests through Fu Sang, is as at the Announcement Date interested in 2,110,638,943 shares in HIL (representing approximately 74.92% of the issued share capital of HIL) and through interests in HKCG held by HIL and his personal and other deemed interests, is as at Announcement Date interested in 2,160,243,950 shares in HKCG (representing

approximately 38.72% of the issued share capital of HKCG). Dr. Lee Shau Kee is a director of HLD, HIL, HKCG and HCL. Mr. Colin Lam Ko Yin is a director of HLD, HIL, HKCG and HCL. Mr. Lee King Yue, Mr. Lee Tat Man and Mr. Ho Wing Fun are directors of HLD and HIL and are also Shareholders of HCL.

In view of the relatively insignificant interest of Dr. Lee Shau Kee in HCL held other than through the Offeror Group and in view of the immateriality of the value of the Scheme Shares of and the amount of Cancellation Price to be receivable in which each of Mr. Lee King Yue, Mr. Lee Tat Man and Mr. Ho Wing Fun will be interested (other than through the Offeror Group) under the Proposal, and an undertaking from Mr. Colin Lam Ko Yin to dispose of the 55 Shares in which he was previously interested by way of gift to a Hong Kong registered charity and the disposal of his beneficial interest in the 55 Shares to a Hong Kong registered charity by way of gift with effect from 15 August 2005, and the confirmation by each of Mr. Lee King Yue, Mr. Lee Tat Man and Mr. Ho Wing Fun to the SFC confirming that each of them has not taken part as a director in HIL's decision making process as regards the making of the Proposal, their undertaking and confirmation that each of them will not take part as a director in HIL's decision making process as regards the making of the Proposal and their undertaking and confirmation that they will not take part as Shareholder in meetings of Shareholders to approve the Proposal and will receive no ancillary benefit in respect of the making of the Proposal, the SFC has ruled that the directors of each of HIL and HKCG do not face a conflict of interest such that Rule 2.4 of the Takeovers Code is applicable to the Proposal.

A scheme document of HCL containing, inter alia, further details of the Proposal and the Scheme, the expected timetable, an explanatory statement as required under the Companies Law and the Rules of the Grand Court, information regarding HCL, HIL and HKCG, the recommendation of the independent board committee of HCL with respect to the Proposal and the Scheme, a letter of advice from the independent financial adviser to such independent board committee, a notice of the Court Meeting and a notice of the extraordinary general meeting of HCL will be dispatched to the Shareholders as soon as practicable and in compliance with the requirements of the Takeovers Code.

Save for the Proposal and the Scheme itself, there are no arrangements (whether by way of option, indemnity or otherwise) of the kind referred to in Note 8 to Rule 22 of the Takeovers Code between HIL and HKCG or any person acting in concert with either of them and any other person in relation to shares of HIL, HKCG or the Shares which might be material to the Proposal.

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"Announcement Date"	16 August 2005, being the date of this announcement
"Applicable Percentage Ratios"	the percentage ratios other than profits ratio (all as defined in Rule 14.04(9) of the Listing Rules) applicable to the transaction contemplated under the Proposal in accordance with Chapter 14A of the Listing Rules

"Authorisations"	all the necessary authorisations, registrations, filings, rulings, consents, permissions and approvals in connection with the Proposal
"Cancellation Price"	the cancellation price of HK$0.42 per Scheme Share payable in cash as to 78.69% by HIL and 21.31% by HKCG to the Scheme Shareholders
"CLSA"	CLSA Equity Capital Markets Limited, a joint financial adviser to the Offeror Group. CLSA is a licensed corporation under the SFO, licensed under transitional arrangements (migration application lodged) to conduct Types 4 and 6 regulated activities under the SFO
"Companies Law"	the Companies Law Cap. 22 (Law 3 of 1961) as consolidated and revised of the Cayman Islands
"Court Meeting"	a meeting of the Scheme Shareholders to be convened at the direction of the Grand Court at which the Scheme will be voted upon
"Executive"	the Executive Director of the Corporate Finance Division of the Securities and Futures Commission of Hong Kong or any delegate thereof
"Fu Sang"	Fu Sang Company Limited, a company incorporated in Hong Kong with limited liability. Hopkins (Cayman) Limited ("Hopkins") as trustee of a unit trust (the "Unit Trust") owned all the issued ordinary shares of Fu Sang. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of respective discretionary trusts, held units in the Unit Trust. The entire issued share capital of Hopkins, Rimmer and Riddick were owned by Dr. Lee Shau Kee. Dr. Lee Shau Kee is taken to be interested in Shares owned by Fu Sang by virtue of the SFO. Discretionary beneficiaries of two discretionary trusts holding units in the Unit Trust include Mr. Lee Ka Kit, Mr. Lee Ka Shing and the spouse of Mr. Li Ning
"GEM"	The Growth Enterprise Market of the Stock Exchange
"Grand Court"	Grand Court of the Cayman Islands
"HCL"	Henderson Cyber Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are currently listed on GEM
"HCL Group"	HCL and its subsidiaries

"HIL"	Henderson Investment Limited, a company incorporated in Hong Kong with limited liability, the shares of which are currently listed on the main board of the Stock Exchange
"HIL Group"	HIL and its subsidiaries
"HIL Shares"	shares of HK$0.20 each in the share capital of HIL
"HKCG"	The Hong Kong and China Gas Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are currently listed on the main board of the Stock Exchange
"HKCG Group"	HKCG and its subsidiaries
"HKCG Shares"	shares of HK$0.25 each in the share capital of HKCG
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"HLD"	Henderson Land Development Company Limited, the controlling shareholder of HIL and a company incorporated in Hong Kong with limited liability, the shares of which are currently listed on the main board of the Stock Exchange
"HLD Group"	HLD and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"HSBC"	The Hongkong and Shanghai Banking Corporation Limited, a joint financial adviser to the Offeror Group. HSBC is a deemed registered corporation under the SFO to carry on types 1, 4, 6 and 9 regulated activities as defined under the SFO and a licensed bank under the Banking Ordinance
"Independent Shareholders"	Shareholders other than the Offeror Group and parties acting in concert with the Offeror Group (the parties so acting in concert include HLD, Dr. Lee Shau Kee, Fu Sang, Mr. Lee King Yue, Mr. Ho Wing Fun, Mr. Lee Tat Man, The Hon. Lo Tak Shing, Mr. Leung Sing and HSBC)
"Joint Arrangement"	the arrangement between HIL and HKCG for payment by HIL and HKCG of 78.69% and 21.31% respectively of the total consideration payable for the Scheme Shares
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Offeror Group"	HIL and HKCG

"Proposal"	the proposal for the privatisation of HCL by the Offeror Group by way of the Scheme
"Relevant Authorities"	appropriate governments and/or governmental bodies, regulatory bodies, courts or institutions
"Scheme"	a scheme of arrangement under Section 86 of the Companies Law involving the cancellation of all the Scheme Shares
"Scheme Shareholder(s)"	Shareholder(s) of HCL other than the HIL Group and the HKCG Group
"Scheme Share(s)"	Share(s) held by the Scheme Shareholders
"SFC"	Securities And Futures Commission
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholders"	registered holders of Shares
"Shares"	shares of HK$0.10 each in the share capital of HCL
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers
"trading day"	a day on which the Stock Exchange is open for the business of dealings in securities

By Order of the Board of
Henderson Land Development Company Limited
Timon LIU Cheung Yuen
Company Secretary

By Order of the Board of
Henderson Cyber Limited
Timon LIU Cheung Yuen
Company Secretary

By Order of the Board of
Henderson Investment Limited
Timon LIU Cheung Yuen
Company Secretary

By Order of the Board of
The Hong Kong and China Gas Company Limited
Ronald CHAN Tat Hung
Executive Director and Company Secretary

Hong Kong, 16 August 2005

As at the Announcement Date, the board of directors of HLD comprises: (1) executive directors: Dr. Lee Shau Kee (Chairman), Mr. Lee Ka Kit, Mr. Colin Lam Ko Yin, Mr. Lee Ka Shing, Mr. Lee King Yue, Mrs. Fung Lee Woon King, Mr. Leung Sing, Mr. Eddie Lau Yum Chuen, Mr. Li Ning, Mr. Patrick Kwok Ping Ho, Mr. Ho Wing Fun, Mr. John Yip Ying Chee and Mr. Suen Kwok Lam; (2) non-executive directors: The Hon. Lo Tak Shing, Sir Po-shing Woo, Mr. Leung Hay Man, Mrs. Angelina Lee Pui Ling, Mr. Lee Tat Man, Mr. Kan Fook Yee, Mr. Vincent Liang (as alternate to The Hon. Lo Tak Shing) and Mr. Jackson Woo Ka Biu (as alternate to Sir Po-shing Woo); and (3) independent non-executive directors: Mr. Gordon Kwong Che Keung, Mr. Ko Ping Keung and Mr. Wu King Cheong.

The directors of HLD jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HCL Group, the HKCG Group, the HIL Group and parties acting in concert with them) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HCL Group, the HKCG Group, the HIL Group and parties acting in concert with them) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HCL Group, the HKCG Group, the HIL Group and parties acting in concert with them) misleading.

As at the Announcement Date, the board of directors of HIL comprises: (1) executive directors: Dr. Lee Shau Kee (Chairman), Mr. Lee Ka Kit, Mr. Colin Lam Ko Yin, Mr. Lee Ka Shing, Mr. Lee Tat Man, Mr. Lee King Yue, Mr. Eddie Lau Yum Chuen, Mr. Li Ning, Mr. Patrick Kwok Ping Ho, Mr. Ho Wing Fun, Mr. Lau Chi Keung, Mr. Augustine Wong Ho Ming, Mr. Suen Kwok Lam and Mr. Sit Pak Wing; (2) non-executive directors: Sir Po-shing Woo, Mr. Philip Yuen Pak Yiu, Mr. Leung Hay Man and Mr. Jackson Woo Ka Biu (as alternate to Sir Po-shing Woo); and (3) independent non-executive directors: Mr. Gordon Kwong Che Keung, Mr. Ko Ping Keung and Mr. Wu King Cheong.

The directors of HIL jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HCL Group, the HKCG Group and parties acting in concert with them and that relating to the HLD Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HCL Group, the HKCG Group and parties acting in concert with them and that relating to the HLD Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HCL Group, the HKCG Group and parties acting in concert with them and that relating to the HLD Group) misleading.

As at the Announcement Date, the board of directors of HKCG comprises: (1) executive directors: Mr. Ronald Chan Tat Hung, Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi; (2) non-executive directors: Dr. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing; and (3) independent non-executive directors: Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. Sir David Li Kwok Po.

The directors of HKCG jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HCL Group, the HIL Group and parties acting in concert with them and that relating to the HLD Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the HCL Group, the HIL Group and parties acting in concert with them and that relating to the HLD Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the HCL Group, the HIL Group and parties acting in concert with them and that relating to the HLD Group) misleading.

As at the Announcement Date, the board of directors of HCL comprises: (1) executive directors: Dr. Lee Shau Kee (Chairman), Mr. Alfred Chan Wing Kin, Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit, Mr. Lee Ka Shing, Mr. John Yip Ying Chee and Mr. Douglas H. Moore; (2) non-executive directors: Mr. Jackson Woo Ka Biu; and (3) independent non-executive directors: Dr. The Hon. Sir David Li Kwok Po, Mr. Ko Ping Keung and Mr. Leung Yuk Kwong.

This announcement, for which the directors of HCL collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to HCL. The directors of HCL, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement (other than information in relation to the HIL Group, the HKCG Group and parties acting in concert with them and that relating to the HLD Group) is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any

statement in this announcement misleading; and (iii) all opinions expressed in this announcement (other than that relating to the HIL Group, the HKCG Group and parties acting in concert with them and that relating to the HLD Group) have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on GEM website on the "Latest Company Announcements" page for a minimum period of 7 days from the date of publication.

* *For identification purpose only.*